SECURITIES AND EXCHANGE COMMISSION

Washington. D.C. 20549

SCHEDULE 13D

(Rule l3d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 10)(1)

Qualstar Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

74758R109
(CUSIP Number)

BKF Capital Group, Inc.

Steven N. Bronson

225 N.E. Mizner Boulevard, Suite 400

Boca Raton, Florida 33432

(561) 362-4199

with a copy to:

James A. Prestiano, Esq.

631 Commack Road, Suite 2A

Commack, New York 11725

(631) 499-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2013
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

(Continued on following pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 74758R109
1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	BKF Capital Group, Inc.	Tax Id. No. 36-0767530
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER
SHARES		2,239,419
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		2,239,419
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,239,419
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

18.3%
14.	TYPE OF REPORTING PERSON

CO

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74758R109
1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven N. Bronson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF	7.	SOLE VOTING POWER
SHARES		57,700
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		2,239,419
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		57,700
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		2,239,419

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,297,119
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

18.7%
14.	TYPE OF REPORTING PERSON

IN

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74758R109	SCHEDULE 13D

Item 1. Security and Issuer.

Except as expressly restated and amended below, the Schedule 13D as filed on behalf of BKF Capital Group, Inc. and Steven N. Bronson with respect to the shares of common stock, no par value per share (the "Common Stock") of Qualstar Corporation, a California corporation, with its principal offices located at 3990-B Heritage Oak Court Simi Valley, CA 93063 (the "Issuer" or “Qualstar”) remains in full force and effect. The Issuer recently reported that as of March 31, 2013, the Issuer had 12,253,117 shares of Common Stock outstanding.

Item 2. Identity and Background.

(a) This Schedule 13D Amendment No. 10 is filed on behalf of BKF Capital Group, Inc. ("BKF Capital") and Steven N. Bronson.

(b) BKF Capital and Mr. Bronson's business address is 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

(c) BKF Capital is a publicly traded corporation and Mr. Bronson is the Chairman and President of BKF Capital. Mr. Bronson is the sole owner of BA Value Investors, LLC, a Florida limited liability company. Mr. Bronson is also President of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Act. Catalyst's offices are located at 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

(d) During the last five years neither BKF Capital nor Mr. Bronson have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither BKF Capital nor Mr. Bronson have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

(f) BKF Capital is organized under the laws of the State of Delaware and Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the following disclosures:

On June 6, 2013, BKF Capital filed a definitive proxy statement (the “Proxy Statement”) in connection with the annual shareholder meeting of Qualstar (the “Annual Meeting”). On June 10, 2013, BKF filed a letter to shareholders in connection with the Annual Meeting (the “Shareholder Letter”).

At the Annual Meeting, BKF Capital is seeking the election of Steven N. Bronson, Alan B. Howe, Sean M. Leder, Dale E. Wallis and David J. Wolenski (the “BKF Nominees”) as directors of Qualstar. In the event the BKF Nominees are elected, BKF Capital has indicated that it expects that the BKF Nominees would take the following actions, subject to the exercise of their fiduciary duties, in connection with Qualstar:

1.	immediately terminate the Rights Agreement adopted, on February 5, 2013, by Qualstar’s board of directors, irrespective of whether the Rights Agreement is ratified by the shareholders at the Annual Meeting (see Proxy Statement at pg. 8);

2.	secure the right executive management team for Qualstar and, in the initial period following the election, take a hands-on approach to management (see Shareholder Letter at pg. 4);

3.	find the right partner for Qualstar’s data storage business that will bring distribution and other resources to the table (see Shareholder Letter at pg. 4); and

4.	explore strategic alternatives for Qualstar that may include a sale or other business combination (see Proxy Statement at pg. 4; Shareholder Letter at pg. 4).

BKF Capital’s Proxy Statement and Shareholder Letter are both incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)(b) BKF Capital owns an aggregate of 2,239,419 shares of the Issuer's Common Stock, representing approximately 18.3% of the total shares of Common Stock deemed outstanding. Steven N. Bronson as the Chairman and President of BKF Capital may be deemed to be the beneficial owner of the shares of Common Stock held by BKF Capital. Mr. Bronson, as the sole owner of BA Value Investors, LLC, beneficially owns an additional 57,700 shares of Common Stock, as to which he possesses voting and disposition power. Accordingly, Mr. Bronson may be deemed to beneficially own an aggregate of 2,297,119 shares of the Issuer's Common Stock, representing approximately 18.7% of the total shares of Common Stock deemed outstanding.

(c)   Not applicable.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

BKF Capital’s Definitive Proxy Statement, dated June 6, 2013, incorporated by reference to Amendment No. 1 to BKF’s Schedule 14A, filed on June 6, 2013.

BKF’s Letter to Shareholders, dated June 6, 2013, incorporated by reference to BKF’s Schedule 14 (Definitive Additional Materials), filed on June 10, 2013.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2013

BKF Capital Group, Inc.

By:	/s/ Steven N. Bronson
Steven N. Bronson, President

Steven N. Bronson

/s/ Steven N. Bronson
Steven N. Bronson

Attention:	Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).